SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                      WALKER INTERNATIONAL INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                   931507 107
                                 (CUSIP Number)

                               Charles Snow, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 March 19, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP No.931507 107


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mitchell Segal

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO (merger)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         183,967

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         183,967

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     183,967

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________


                               Page 2 of 5 Pages

Item 1. Security and Issuer.

     This statement (this "Statement") relates to the common stock, par value $0.10 per share ("Walker Common Stock") of Walker International Industries, Inc., a Delaware corporation ("Walker"). The principal executive offices of Walker are located at 370 Old Country Road, Garden City, New York 11530.


Item 2. Identity and Background.

          (a) This Statement is being filed by Mitchell Segal.

          (b) The business address of Mitchell Segal is c/o Walker International Industries, Inc., 370 Old Country Road, Garden City, New York 11530.

          (c) Mitchell Segal is President, Chief Executive Officer and a director of Walker. Walker, through its newly acquired American DataSource, Inc. and National Preplanning, Inc. subsidiaries, provides prearranged death care services. Walker is also engaged in the business of film processing through its Kelly Color subsidiary. Its principal office is located at 370 Old Country Road, Garden City, New York 11530.

          (d)-(e) Mitchell Segal has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mitchell Segal is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     On March 19, 2002, Walker acquired National Preplanning, Inc., a Delaware corporation ("NPI") through a merger of NPI with a wholly-owned subsidiary of Walker, with NPI as the surviving corporation (the "NPI Merger") pursuant to an Agreement and Plan of Merger dated as of March 19, 2002. Pursuant to the NPI Merger, each issued and outstanding share of NPI was converted into 0.35725 shares of Walker Common Stock plus $2.75 principal amount of Walker's 18% subordinated notes due November 30, 2002. Mr. Segal received 183,967 shares of Walker Common Stock and $506,221 principal amount of the notes in the NPI Merger.


Item 4. Purpose of Transaction.

     Mitchell Segal acquired 183,967 shares of Walker Common Stock for investment as a result of the NPI Merger. Mr. Segal was the President, Chief Executive Officer, sole director and the principal stockholder of NPI.


                                Page 3 of 5 Pages

     Except as otherwise described herein, Mitchell Segal does not have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5. Interest in Securities of the Issuer.

          (a) At the date of this Statement, Mitchell Segal beneficially owns 183,967 shares of Walker Common Stock. This represents approximately 26.9% of the 684,828 total number of the issued and outstanding shares of Walker Common Stock as of March 19, 2002.

          (b) Mitchell Segal has sole voting and dispositive power with respect to 183,967 shares of Walker Common Stock.

          (c) No transactions in the shares were effected by Mitchell Segal during the past 60 days except as set forth in this statement on Schedule 13D.

          (d) Not Applicable.

          (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Mitchell Segal and any other person or entity with respect to any securities of Walker, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

     None.


                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: March 29, 2002



                                          /s/      Mitchell Segal
                                          -----------------------------
                                                Mitchell Segal


                                Page 5 of 5 Pages